--------------------------------------------------------------------------------

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

      EXCHANGE ACT OF 1934


      For the fiscal year ended December 31, 2000
                                -----------------


                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

      EXCHANGE ACT OF 1934


      For the transition period from          to
                                     -------      -------



                             Commission File Number --------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          INTERNATIONAL GAME TECHNOLOGY
                               PROFIT SHARING PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          INTERNATIONAL GAME TECHNOLOGY

                      9295 Prototype Drive, Reno, NV 89511

                                  (775)448-7777


--------------------------------------------------------------------------------

INTERNATIONAL GAME TECHNOLOGY
PROFIT SHARING PLAN





Financial Statements for the Years Ended
December 31, 2000 and 1999, Supplemental
Schedule for the Year Ended December 31, 2000, and Independent Auditors' Report

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN



TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                     Page

Independent Auditors' Report                                           1

Statements of Net Assets Available for Benefits                        2

Statements of Changes in Net Assets Available
   for Benefits                                                        3

Notes to Financial Statements                                          4

Supplemental Schedule of Assets Held
   for Investment Purposes                                             9

INDEPENDENT AUDITORS' REPORT


International Game Technology Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of International Game Technology Profit Sharing Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP



Reno, Nevada

June 7, 2001

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN



STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------



ASSETS                                           2000           1999


  Cash                                      $    515,629   $     165,913
  Investments, at fair value                 127,987,134      98,384,023
  Contributions receivable                             -          16,354
  Loans to participants                        5,186,122       4,573,307
  Refunds payable                                (59,073)        (63,053)
                                            ------------   -------------
NET ASSETS AVAILABLE FOR
  BENEFITS                                  $133,629,812   $ 103,076,544
                                            ============   =============



















                 See accompanying notes to financial statements.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                       2000           1999


ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Investment income:
    Net increase in fair value of investments      $ 10,721,810   $          -
    Interest                                            436,383        539,685
    Dividends and capital gains                       8,955,610      4,708,713
                                                   ------------   ------------
                                                     20,113,803      5,248,398
  Contributions:
    Employer                                         11,005,558      9,069,152
    Participant                                       7,440,191      4,484,857
                                                   ------------   ------------

      Total additions                                38,559,552     18,802,407
                                                   ------------   ------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Net decrease in fair value of investments                   -        395,119
  Benefits paid to participants                       7,931,887      7,910,308
  Administrative expenses                                74,397        138,252
                                                   ------------   ------------

      Total deductions                                8,006,284      8,443,679
                                                   ------------   ------------

NET INCREASE                                         30,553,268     10,358,728

NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF YEAR                                 103,076,544     92,717,816
                                                   ------------   ------------

  END OF YEAR                                      $133,629,812   $103,076,544
                                                   ============   ============






                 See accompanying notes to financial statements.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The International Game Technology (IGT) Profit Sharing Plan (the Plan) is sponsored by International Game Technology (the Company) and consists of two programs: The Profit Sharing Program and the 401(k) Program. The following is a brief description of the Plan and provides general information. Participants should refer to the IGT Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

      The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and other provisions of the Internal Revenue Code.

      The Plan, adopted December 10, 1980, is a defined contribution plan covering all eligible employees of IGT. On June 1, 1993 the Plan was restated to offer additional investment options to participants as well as transfer the administration to a Third-Party Administrator. On April 1, 1999, the Plan's Third-Party Administrator was changed to Fidelity Investments. Refer to "Investment Options" below for further information of available investment funds with Fidelity Investments.

      In September 1999, IGT purchased Sodak Gaming, Inc. (Sodak), a South Dakota distributor of casino gaming products. On October 1, 1999, Sodak employees became eligible to participate in the 401(k) Program. For Plan year 2000, Sodak employees became eligible for the Profit Sharing Program.

      Profit Sharing Program - The Company may make an annual profit sharing contribution, as determined by the Company's Board of Directors, based on operating profits. The contribution is then allocated to participant's accounts proportionately based on annual eligible compensation. Refer to "Benefit Payments and Vesting" below for the Profit Sharing Program vesting schedule.

      Company employees are eligible to participate in the Profit Sharing Program after completing 1,000 hours of service in a calendar year and reaching the age of 18. Once eligible, a Plan participant must be employed on the last day of the Plan year (December 31) to receive their annual profit sharing allocation. Participation in the Plan is retroactive to January 1 of the year in which the employee became eligible.

      401(k) Program - Effective January 1, 1989, the Plan was amended to allow participants to defer up to 20% of their annual salary as contributions to their accounts, as governed by IRC Section 401(k). On January 1, 1995, the Company again amended the Plan to lower the elective deferrals from 20% to 15%. On January 1, 1998, the Company amended the Plan to lower the elective deferrals for highly compensated employees to 7%. An employee may begin contributing pre-tax contributions to their accounts upon completion of 90 days of full time employment, or one year as a part-time employee. A participant may stop contributing to the Plan at any time by notifying the Third-Party Administrator.

      On January 1, 1993, the Company began a 401(k) contribution matching program whereby the Company matches 100% of an employee's contributions up to $500 and an additional 50% of the next $500 contributed by the employee. This allows for maximum annual Company matching contributions of $750 to each employee's account. Employees are 100% vested in all 401(k) contributions.

      The Plan also allows for rollover contributions from other qualified retirement plans. If the rollover is from an individual retirement arrangement, all assets in the prior retirement plan must have originated as contributions made under a qualified plan.

      Participant Accounts - Each participant's account is credited with employee 401(k) and employer matching contributions, the allocations of the Company's profit sharing contribution and forfeitures of non-vested portions of terminated participants' account balances. Additionally, participants' accounts are affected by earnings and losses on investments. Each participant is provided a quarterly account statement detailing the account activity by investment fund.

      Investment Options - The Company has selected thirteen investment options that have a variety of growth and risk characteristics. Plan participants are able to elect how their contributions are invested. A participant may allocate all contributions to one investment fund or split them between any combination of funds in increments of 1%. A participant may change how current and/or future contributions are invested at any time during the Plan year. The Plan's investment options are:

                  Retirement Money Market Portfolio
                  PIMCO Total Return Fund
                  Fidelity Puritan Fund
                  Fidelity Equity-Income II
                  Spartan U.S. Equity Index Fund
                  Baron Asset Fund
                  Fidelity Dividend Growth Fund
                  Fidelity OTC Portfolio
                  UAM: FMA Small Company Portfolio
                  Fidelity Diversified International Fund
                  IGT Unitized Stock Fund
                  Franklin Small Cap Growth Fund
                  Investco Blue Chip Growth Fund

      The Company invests employer profit sharing contributions in Money Funds that are not yet allocated to participants and distributed.

      Benefit Payments and Vesting - Participants are immediately vested in their tax deferred 401(k) contributions, Company 401(k) matching contributions, and rollover contributions from other qualified plans, and the related earnings. The vested portion of a participant's profit sharing account is based upon years of continuous service. A participant is 100% vested after seven consecutive years of service, based on the following vesting table:

                    Completed Years
                    of Vesting Service          Vested Portion
                           0                           0%
                           1                          10%
                           2                          20%
                           3                          30%
                           4                          45%
                           5                          60%
                           6                          80%
                           7                         100%


      A participant earns a year of vesting service for each Plan year (January 1 to December 31) in which he or she worked at least 1,000 hours.

      Upon termination of employment, a participant may receive a lump sum payment equal to the value of his or her account. If the termination of employment is by normal retirement (retirement after age 65), by death or by reason of total disability, the participant is 100% vested and has the right to receive payment in full. If a participant leaves the Company for any other reason, he or she is entitled to a distribution from the vested portion of his or her account.

      If a terminating participant's vested account balance totals $5,000 or more, he or she may voluntarily defer payment of benefits until the normal retirement date. In any case, he or she may not defer payment past the age of 70 1/2. The only form of benefit payments are lump-sum payments, however, a terminating participant may take a partial lump-sum payment and defer the balance of his or her account as long as the remaining balance is at least $5,000.

      Hardship Withdrawals - The Plan allows for hardship withdrawals under defined circumstances. The necessity of the hardship withdrawal is reviewed by the Company's Benefits Committee and includes allowance for major medical expenses, purchase of a primary residence, college expenses for a family member, and prevention of eviction from or foreclosure on a principal residence. A participant must stop making pre-tax 401(k) contributions for a year following the hardship withdrawal.

      Plan Termination - In the event of Plan termination, participants will become 100% vested in their accounts. Although the Company has not expressed any intent to do so, International Game Technology has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

      Loans - The Plan allows for loans to be taken against a participant's vested account, subject to the following restrictions: the loan amount may be no less than $1,000 and no more than the lesser of 50% of the participant's vested account balance or $50,000; interest is charged on a simple interest basis at the prime rate plus 1%; and repayment must be over a period not to exceed 60 months. Payments are made by payroll deduction on a bi-weekly basis.

      Administrative Expenses - Plan administrative expenses totaling $74,397 and $138,252 in 2000 and 1999, respectively, were paid by the Plan. These include management and trustee fees. Consulting fees and recordkeeping fees are paid by the Company.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The Plan is accounted for on the accrual basis of accounting.

      Cash - The Short-term cash component of the IGT Unitized Stock Fund.

      Investments, at Fair Value - All investments of the Plan are valued at quoted market prices as of December 31, 2000 and 1999. Investments include employer profit sharing contributions not yet distributed, and participant investment options.

      Benefits Payable - As of December 31, 2000 and 1999, net assets available for benefits included $8,536,036 and $13,696,112 due to participants who have withdrawn from participation in the Plan, respectively.

3.    INVESTMENTS

      All investments of the Plan are administered by an investment management agent. The following table presents the fair value of investments at quoted market prices at December 31:

                                               2000           1999

Retirement Money Market Portfolio         $ 16,469,861    $14,655,845
PIMCO Total Return Fund                      6,958,109      5,844,231
Fidelity Puritan Fund                        1,476,447        635,900
Fidelity Equity-Income II                   14,069,707     14,999,743
Spartan U.S. Equity Index Fund               2,848,466      1,656,265
Baron Asset Fund                             9,392,356     10,766,104
Fidelity Dividend Growth Fund               19,653,917     19,648,161
Fidelity OTC Portfolio                       7,125,136      3,967,991
UAM:  FMA Small Company Portfolio              438,780        236,177
Fidelity Diversified International Fund      5,824,604      5,503,269
IGT Unitized Stock Fund                     31,598,577     12,420,504
Spartan Money Market Fund                   10,051,809      8,049,833
Investco Blue Chip Growth Fund                 784,985              -
Franklin Small Cap Growth Fund               1,294,380              -
                                          ------------    -----------



Total Investments                         $127,987,134    $98,384,023
                                          ============    ===========

4.    FUND INFORMATION

      Changes in fair value of investments by fund are as follows for the years ended December 31, 2000 and 1999:

                                                         2000           1999

Increase (Decrease) in Fair Value of Investments:
  Capital Market Group Intermediate Fixed
    Income Fund                                     $         -    $  (102,571)
  Capital Market Group Small Capitalization
    Growth Equity Fund                                        -       (306,532)
  Capital Market Group Large Capitalization
    Growth Equity Fund                                        -      1,406,914
  Capital Market Group International Equity
     Investment Fund                                          -         (3,453)
  Capital Market Group Large Capitalization
     Value Equity Fund                                        -        218,217
  PIMCO Total Return Fund                               286,547       (284,409)
  Fidelity Puritan Fund                                  16,130        (13,202)
  Fidelity Equity-Income II                          (1,603,697)    (1,532,784)
  Spartan U.S. Equity Index Fund                       (283,263)       129,784
  Baron Asset Fund                                     (660,143)       849,410
  Fidelity Dividend Growth Fund                         681,705       (884,898)
  Fidelity OTC Portfolio                             (4,537,643)       800,272
  UAM:  FMA Small Company Portfolio                      81,488          7,629
  Fidelity Diversified International Fund              (952,926)     1,448,288
  IGT Unitized Stock Fund                            18,367,324     (2,121,891)
  Franklin Small Cap Growth Fund                       (292,004)             -
  Investco Blue Chip Growth Fund                       (381,708)             -
  Spartan Money Market Fund                                  -          (5,893)
                                                    -----------     -----------
Total                                               $10,721,810     $ (395,119)
                                                    ===========     ===========

5.    FEDERAL INCOME TAXES

      The Plan received a determination letter dated January 21, 2000 from the Internal Revenue Service qualifying it as an exempt organization under Sections 401(a) and 501(a) of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.





                                     ******



INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2000
-------------------------------------------------------------------------------------------------------------------------


             (b)                                               (c)                             (d)               (e)
                                             ----------------------------------------
                                             Maturity        Interest                                          Current
         Description                            Date           Rate        Units                Cost            Value

Retirement Money Market Portfolio                                        16,469,861        $ 16,469,861     $ 16,469,861
PIMCO Total Return Fund                                                     669,693           6,870,574        6,958,109
Fidelity Puritan Fund                                                        78,409           1,464,179        1,476,447
Fidelity Equity-Income II                                                   589,678          16,654,782       14,069,707
Spartan U.S. Equity Index Fund                                               60,852           3,016,535        2,848,466
Baron Asset Fund                                                            172,685           9,544,360        9,392,356
Fidelity Dividend Growth Fund                                               656,005          19,538,590       19,653,917
Fidelity OTC Portfolio                                                      173,572          10,818,988        7,125,136
UAM: FMA Small Company Portfolio                                             24,692             366,978          438,780
Fidelity Diversified International Fund                                     265,479           5,641,515        5,824,604
IGT Unitized Stock Fund                                                   1,024,590          14,634,719       31,598,577
Spartan Money Market Fund                                                10,051,809          10,051,809       10,051,809
Franklin Small Cap Growth Fund                                               32,911           1,536,112        1,294,380
Investco Blue Chip Growth Fund                                              152,424           1,158,124          784,985
                                                                                           ------------     ------------

  Total investments                                                                         117,767,126      127,987,134
                                                                                           ------------     ------------

Loan Fund                                                                                     5,186,122        5,186,122
                                                                                           ------------     ------------

  Total investments and loan fund                                                          $122,953,248     $133,173,256
                                                                                           ============     ============

Notes on Columns (a) through (e):
  (a) Omitted from the Department of Labor format because the answer is none
  (b) General description of investments
  (c) Maturity dates and stated rates of interest are not applicable due to the nature of these investments
  (d) Purchase price of investments
  (e) Fair market value of investments


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             INTERNATIONAL GAME TECHNOLOGY
                             PROFIT SHARING PLAN


Date: June 28, 2001



                              By: /s/ Maureen T. Mullarkey
                              ----------------------------
                              Maureen T. Mullarkey
                              Senior Vice President and
                              Chief Financial Officer